EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended June 30,
	2009	2008
Consolidated income before provision for income taxes	$284	$687
Fixed charges:
Interest[1]	499	43
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	501	45
Earnings available for fixed charges	$785	$732
Ratio of earnings to fixed charges	1.57	16.27

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
  Operations, Interest Expense.”